As filed with the Securities and Exchange Commission on September 23, 2013
Registration No. 333-190681

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

hopTo Inc.
(Exact name of registrant as specified in its charter)

Delaware	6770	41-2193603
(State of incorporation)	(Primary Standard Industrial Classification Code Number) 1901 S. Bascom Avenue, Suite 660 Campbell, CA 95008 (800) 472-7466	(I.R.S. Employer Identification Number)
(Address and telephone number of registrant’s principal executive offices)

Robert L. Dixon
Vice President of Finance
hopTo Inc.
1901 S. Bascom Avenue, Suite 660
Campbell, CA 95008
(800) 472-7466
(Name, Address and Telephone Number of Agent for Service)

Copy to:
Ben D. Orlanski, Esq.
Matthew S. O’Loughlin, Esq.
Manatt, Phelps & Phillips, LLP
11355 West Olympic Boulevard
Los Angeles, CA 909064
(310) 312-4000
(310) 312-4224 Facsimile

Approximate date of commencement of proposed sale to the public:  From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act:

☐ Large accelerated filer	☐ Accelerated filer	☐ Non-accelerated filer	☑ Smaller reporting company

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling stockholders are not soliciting offers to buy these securities in any state where the offer or sale of these securities is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 23, 2013

PROSPECTUS

HOPTO INC.

4,652,500 Shares of Common Stock

This prospectus relates to the sale or other disposition from time to time of up to an aggregate of 4,652,500 shares of our common stock by the persons described in this prospectus, whom we call the “selling stockholders,” identified in the section entitled “Selling Stockholders” in this prospectus, or their transferees. All of such 4,652,500 shares are issuable upon exercise of warrants held by the selling stockholders. We are registering these shares as required by the terms of a registration rights agreement between the selling stockholders and us. Such registration does not mean that the selling stockholders will actually offer or sell any of these shares. We will not receive any proceeds from the sale or other disposition of the shares of common stock offered by the selling stockholders. We will, however, receive the exercise price of any warrants exercised for cash. To the extent that we receive cash upon exercise of any warrants, we expect to use that cash for working capital and general corporate purposes.

The selling stockholders may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. For additional information, you should refer to the section entitled “Plan of Distribution” of this prospectus. We are contractually obligated to pay all expenses of registration incurred in connection with this offering, except any underwriting discounts and commissions incurred by the selling stockholders.

Our common stock is currently quoted on the OTC Bulletin Board under the symbol “HPTO.” The closing sales price of our common stock on September 19, 2013 was $0.50 per share.

This investment involves risks. You should refer to the discussion of risk factors, beginning on page 6 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated                  , 2013

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ABOUT THIS PROSPECTUS

As permitted under the rules of the Securities and Exchange Commission, or the SEC, this prospectus incorporates important business information about hopTo Inc. that is contained in documents that we file with the SEC, but that are not included in or delivered with this prospectus. You may obtain copies of these documents, without charge, from the website maintained by the SEC at www.sec.gov, as well as other sources. See “Where You Can Find More Information” and “Incorporation of Certain Information By Reference” in this prospectus.

Before you invest in our securities, you should read carefully the registration statement (including the exhibits thereto) of which this prospectus forms a part, this prospectus, any prospectus supplement and the documents incorporated by reference into this prospectus or any accompanying prospectus supplement.  You should rely only on the information contained in or incorporated by reference into this prospectus. We have not authorized anyone to provide you with additional or different information from that contained in or incorporated by reference into this prospectus. You should assume that the information contained in or incorporated by reference into this prospectus is accurate only as of any date on the front cover of this prospectus or the date of the document incorporated by reference, as applicable, regardless of the time of delivery of this prospectus or any exercise of the subscription rights. Our business, financial condition, results of operations and prospects may have changed since those dates.

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to the “Company,” “the registrant,” “we,” “us,” and “our” mean hopTo Inc., a Delaware corporation, together with our consolidated subsidiaries, including GraphOn Corporation, a Delaware corporation, unless the context otherwise requires.

 hopTo® and GO-Global®, among others, are registered trademarks of hopTo Inc, or its subsidiaries.

FORWARD-LOOKING INFORMATION

This prospectus includes, in addition to historical information, “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. This act provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. Our forward-looking statements relate to future events or our future performance and include, but are not limited to, statements concerning our business strategy, future commercial revenues, market growth, capital requirements, new product introductions, expansion plans and the adequacy of our funding. Other statements contained in this prospectus that are not historical facts are also forward-looking statements.  You can sometimes identify forward-looking statements by our use of forward-looking words like “may,” “will,” “could,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “seeks,” “predicts,” “potential,” or “continue” or the negative of these terms and other similar expressions and terminology.

We caution investors that any forward-looking statements presented in this prospectus, or that we may make orally or in writing from time to time, are based on the beliefs of, assumptions made by, and information currently available to, us. Although we believe that the plans, objectives, expectations and intentions reflected in or suggested by our forward-looking statements are reasonable, those statements are based only on the current beliefs and assumptions of our management and on information currently available to us and, therefore, they involve uncertainties and risks as to what may happen in the future.  Accordingly, we cannot guarantee that our plans, objectives, expectations or intentions will be achieved.  Our actual results, performance (financial or operating) or achievements could differ from those expressed in or implied by any forward-looking statement in this prospectus as a result of many known and unknown factors, many of which are beyond our ability to predict or control, and those differences may be material.  Some of the risks and uncertainties that may cause our actual results, performance or achievements to differ materially from those expressed or implied by forward-looking statements include the following:
ii

•	market acceptance of our products including hopTo and GO-Global;

•	our ability to timely and successfully develop and market new versions of our products;

•	our revenue being significantly dependent on our GO-Global product family;

•	our limited number of significant customers;

•	our reliance on indirect distribution channels and the maintenance and growth of our reseller relationships;

•	our ability to develop new products and market acceptance and our ability to manage the risks associated with such new product introduction;

•	the impact of competitive products, technologies and pricing from both large software companies and from productivity app developers;

•	our proprietary rights, while important to our business, are difficult and costly to protect;

•	our limited financial, technical, marketing and personnel resources and the impact of this on our ability to compete against others with greater resources; and

•	local, regional, and national and international economic conditions and events, and the impact they may have on us and our customers.

For further discussion of these and other factors see “Risk Factors” in this prospectus and the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in the documents incorporated into this prospectus by reference. This prospectus and all other written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained in or referred to in this section.

Our forward-looking statements speak only as of the date they are made and should not be relied upon as representing our plans, objectives, expectations and intentions as of any subsequent date.  Although we may elect to update or revise forward-looking statements at some time in the future, we specifically disclaim any obligation to do so, even if our plans, objectives, expectations or intentions change.

iii

PROSPECTUS SUMMARY

This summary highlights information contained throughout this prospectus or incorporated by reference into this prospectus. This summary does not contain all of the information that should be considered before investing in our securities. Investors should read the entire prospectus carefully, including the more detailed information regarding our business, the risks of purchasing our securities discussed in this prospectus under “Risk Factors” beginning on page 6 of this prospectus and in the documents incorporated by reference into this prospectus, including our financial statements and the accompanying notes.

Overview

We are developers of software productivity products for mobile devices such as tablets and smartphones, and application publishing software solutions. Our newest product, which is called hopTo, will be marketed to both consumers and businesses. hopTo will provide mobile end-users with a productivity workspace for their mobile devices that will allow users to manage, share, view, and edit their documents, regardless of where they are stored. We launched the first public release of hopTo through Apple’s App Store on April 15, 2013. This release is targeted at Apple’s tablet devices, the iPad and the iPad Mini. Future releases will be targeted at other devices such as Apple’s iPhone, as well as competing devices such as those based on Google’s Android platform.

In addition to hopTo, we also sell a family of products under the brand name GO-Global, which is a software application publishing business and is our sole revenue source at this time. GO-Global is an application access solution for use and/or resale by independent software vendors (ISVs), corporate enterprises, governmental and educational institutions, and others, who wish to take advantage of cross-platform remote access and Web-enabled access to their existing software applications, as well as those who are deploying secure, private cloud environments. GO-Global is developed and marketed by GraphOn Corporation, which is one of our wholly-owned subsidiaries.

Over the years, we have also made significant investments in intellectual property (“IP”). We have filed many patents designed to protect the new technologies embedded in hopTo, and we plan to continue to aggressively invest in the creation and protection of new IP as we continue to develop hopTo and other products.

hopTo Business Overview

We believe that there is a need for powerful productivity tools for mobile devices such as tablets and smartphones. The industry currently addresses such need using one of two approaches. Certain companies have developed brand new productivity tools for mobile devices, attempting to reach a level of compatibility and feature set that is comparable to established productivity tools for the personal computer (“PC”), such as Microsoft Office (which runs on Microsoft’s Windows operating system and Mac OSX). These tools include apps specifically made for mobile devices.  While such tools generally are well-adapted to the unique constraints of mobile devices, we believe that such tools currently suffer from a limited feature set and from severe compatibility issues with PC-based tools such as Microsoft Office, and that they will continue to have limited usefulness in the foreseeable future.

At the same time, an alternative approach that other productivity products rely on is based on connecting the mobile device to an existing remote computer such as a Mac or a PC (collectively “PCs”) in order to allow the mobile device to leverage the capabilities of the remote computer. There are numerous remote access products available whose purpose is to allow mobile users to remotely connect to PCs for the purpose of remotely accessing the files and/or applications stored on those PCs. Such files and/or applications would typically not be available natively on the mobile device, which is why connecting to PCs remotely is desirable. This is the market that will be addressed by hopTo.

There are a number of remote access products that achieve remote file access and/or PC application access from mobile devices, including:  CloudOn, Splashtop, GoToMyPC, and LogMeIn, among others. All of these products perform some form of “screen-scraping”, where the contents of the PC’s screen is transmitted “as-is” to the mobile device, thereby enabling end-users to interact with PCs remotely. We believe such approach is limited because of the inherent user interface differences between applications designed for the large screen, mouse and keyboard typically associated with PCs, and applications designed for the smaller screens and finger touch-based input functionality of mobile devices.

For example, applications designed for PCs typically have small, tightly placed, on-screen buttons that are difficult to manipulate in a finger touch device such as an iPad or an iPhone. Applications designed for finger touch interaction have much larger buttons that are placed farther apart, which is necessary because a fingertip is not as accurate a pointing device as a mouse cursor.

The hopTo Product

The premise of hopTo is that mobile users have a need to access files stored on their home or office PC. We call this type of usage “personal cloud,” whereby a PC that has local storage and is connected to the Internet is accessed remotely from another computer or mobile device; its storage capacity is essentially used as cloud storage. This is similar to cloud storage services such as Dropbox, except that the end-user typically owns the storage device being used (their personal PC), thereby potentially increasing the privacy and security of the data. We believe that an advantage of a personal cloud is that PCs often have much larger storage capacities, compared to cloud storage services such as Dropbox, or at least in their base configurations, thereby allowing users to store far greater amounts of data while having the data accessible from the Internet.

A core assumption of hopTo is that mobile users have a need for the capabilities of PC productivity tools such as Microsoft Office. We believe that the existing mobile productivity solutions do not satisfy those needs because of the inherent user interface challenges described above. hopTo is being designed to address these issues.

hopTo presents mobile users with an easy to use workspace environment designed to browse, view, edit, and share their documents, independent of their storage location. hopTo currently runs on Apple’s iPad family of devices, and we plan to make it available in the future for other devices, such as Apple’s iPhone and for devices based on Google’s Android platform. hopTo allows users to connect their mobile device to their PCs, and to access files stored on their PCs or on cloud storage services such as Dropbox and Box. It leverages the capabilities of Microsoft Windows applications, such as Microsoft Office, and allows users to edit their documents from within the mobile device’s workspace, but without the inherent user interface challenges that exist with our competitor’s products.

hopTo is based in part on core technologies from GO-Global, which has been in development for over a decade and is a highly robust and mature technology. We believe that by relying on such proven, proprietary technology, we are positioning hopTo ahead of its competitors.

hopTo Target Markets

We view hopTo as a product that is potentially appealing to both the consumer/prosumer markets (prosumer being a cross between a consumer and professional grade product or those who consume such products), as well as the business/enterprise markets. For 2013, we plan to focus on the consumer/prosumer markets. We plan to market hopTo through the various mobile “app stores”, including Google’s Play store, and Apple iTunes App Store. We intend to initially offer hopTo free of charge, but we will reserve the right to begin charging for it at any point, depending on user acceptance, our competitors’ pricing strategies, and other market conditions.

In the business/enterprise markets, we expect our sales strategies to involve a combination of strategic partnerships with various relevant enterprise software companies, a sales partner channel, a direct sales team, and possibly other approaches.

Intellectual Property

We believe that intellectual property (“IP”) is a business tool that potentially maximizes our competitive advantages and product differentiation, grows revenue opportunities, encourages collaboration with key business partners, and protects our long-term growth opportunities.  Strategic IP development is therefore a critical component of our overall business strategy.  It is a business function that consistently interacts with our research and development, product development, and marketing initiatives to generate further value from those operations.  See “Item 1 – Business – Our Intellectual Property” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, which is incorporated into this prospectus by reference.

ipCapital Group, Inc.  On October 11, 2011, we engaged ipCapital Group, Inc. (“ipCapital”), an affiliate of John Cronin, who is one of our directors, to assist us in the execution of our strategic decision to significantly strengthen, grow and commercially exploit our intellectual property assets. Our engagement agreement with ipCapital, which has been amended three times, affords us the right to request ipCapital to perform a number of diverse services, employing its proprietary processes and methodologies, to facilitate our ability to identify and extract from our current intellectual property base new inventions, potential patent applications, and marketing and licensing opportunities. As a result of ipCapital’s work under the engagement agreement, as amended, as of August 7, 2013, 139 new patent applications have been filed, of which 129 pertain to our hopTo technology and 10 pertain to our Network Engineering Solutions (NES) patent portfolio. We expect to file more applications throughout 2013.

ipCapital Licensing Company I, LLC.  On February 4, 2013, we entered into an IP Brokerage agreement with ipCapital Licensing Company I, LLC (“ipCLC”).  John Cronin is a partner at ipCLC.  Pursuant to the agreement, we have engaged ipCLC, on a no-retainer basis, to identify and present us with candidates who may be seeking to acquire a certain limited group of our patents unrelated to our current business strategy. If during the applicable term we enter into an agreement with any candidate presented by ipCLC to acquire or otherwise exploit the covered patents, we will pay ipCLC a fee of ten percent (10%) of the royalties, fees, and other consideration paid over the life of the agreement.

Our GO-Global Software Products

Our GO-Global product offerings can be categorized into product families as follows:

•	GO-Global for Windows: Allows access to Windows-based applications from remote locations and a variety of connections, including the Internet and dial-up connections. The Windows applications run on a central computer server along with GO-Global Windows Host software. This allows the applications to be accessed remotely via GO-Global Client software, or a Web browser, over many types of data connections, regardless of the bandwidth or operating system. Web-enabling is achieved without modifying the underlying application’s code or requiring costly add-ons.

•	GO-Global for UNIX: Allows access to UNIX and Linux-based applications from remote locations and a variety of connections, including the Internet and dial-up connections. The UNIX/Linux applications run on a central computer server along with the GO-Global for UNIX Host software. This allows the applications to be accessed and run remotely via GO-Global Client software or a Web browser without having to modify the application’s code or requiring costly add-ons.

•	GO-Global Client: We offer a range of GO-Global Client software that allows remote application access from a wide variety of local, remote and mobile platforms, including Windows, Linux, UNIX, Apple OS X and iOS, and Google Android. We plan to continue to develop GO-Global Client software for new portable and mobile devices. We released GO-Global Client products for the iPad and Android tablets in June 2011 and February 2012, respectively.

Our Corporate Information

We are a Delaware corporation, founded in May 1996.  On September 9, 2013 we changed our name from GraphOn Corporation to hopTo Inc.  Our headquarters are located at 1901 S. Bascom Avenue, Suite 660, Campbell, California, 95008 and our phone number is 1-800- 472-7466.  We also have an office in Concord, New Hampshire. Additionally, we have remote employees located in various states, as well as internationally in the United Kingdom and Israel.  Our corporate Internet Website is http://www. hopto.com. The information on our Website is not part of this prospectus.

Private Placement

On September 1, 2011, we issued 35,500,000 shares of our common stock at $0.20 per share to 33 accredited investors for an aggregate purchase price of $7.1 million. We also issued to the investors for no additional consideration warrants to purchase an aggregate of 17,750,000 shares of common stock at an exercise price of $0.26 per share. We issued to the placement agent of this transaction a warrant to purchase 3,550,000 shares of common stock exercisable at an exercise price of $0.20 per share and a warrant to purchase 1,775,000 shares of common stock exercisable at an exercise price of $0.26 per share. Each of the warrants is exercisable between September 1, 2011 and September 1, 2016. The issuance of such common stock and warrants was not registered under the Securities Act of 1933 because such securities were offered and sold in transactions not involving a public offering, exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) and in compliance with Rule 506 thereunder.

On June 17, 2013, we entered into, and subsequently consummated, an Exercise Agreement (the “Exercise Agreement”) with five of the largest investors in our September 1, 2011 private placement of common stock and warrants (the “2011 Transaction”), providing for the exercise for cash by such investors of warrants to purchase an aggregate of 9 million shares of our common stock.   We received cash proceeds of $2.34 million as a result of the warrants exercised. In consideration for the early exercise of these warrants, we issued to the exercising holders an aggregate of 4.5 million new warrants to purchase common stock at an exercise price of $1.00 per warrant, with a term of five years from issuance (the “New Warrants”).   Each of the warrant holders represented to us that there were “accredited investors.”  The issuance of such common stock upon exercise and the issuance of the New Warrants was not registered under the Securities Act of 1933 because such securities were offered and sold in transactions not involving a public offering, exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) and in compliance with Rule 506 thereunder.

On August 9, 2013, we consummated an offer to exercise warrants (the “Offer to Exercise”) made to holders of warrants issued in the 2011 Transaction who were not parties to the Exercise Agreement.  We were obligated to conduct the Offer to Exercise under the terms of the Exercise Agreement.  In connection with the Offer to Exercise, warrants to purchase an aggregate of 305,000 shares of our common stock were exercised for which we received cash proceeds of $64,000.  In consideration for the early exercise of these warrants, we issued an aggregate of 152,500 New Warrants at an exercise price of $1.00 per warrant, with a term of five years from issuance.   Each of the warrant holders represented to us that there were “accredited investors.”  The issuance of such common stock upon exercise and the issuance of the New Warrants was not registered under the Securities Act of 1933 because such securities were offered and sold in transactions not involving a public offering, exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) and in compliance with Rule 506 thereunder.

This prospectus relates to the sale or other disposition by the selling stockholders of certain common stock underlying warrants to purchase common stock that were issued to the investors as a result of the Exercise Agreement and Offer to Exercise.

The Offering

Common stock outstanding prior to this offering:	99,786,688 shares (1)
Common stock offered for sale by the selling stockholders:	4,652,500 shares (2)
Common stock to be outstanding after this offering:	104,439,188 shares (3)
Use of Proceeds:
We will not receive any proceeds from the sale or other disposition of the 4,652,500 shares of common stock offered by the selling stockholders under this prospectus. We will, however, receive up to $4,652,500 in the aggregate from the selling stockholders if they exercise, for cash, unexercised warrants to acquire 4,652,500 shares of our common stock. To the extent that we receive cash upon exercise of any warrants, we expect to use that cash for working capital and general corporate purposes.

Risk Factors:
See the section entitled “Risk Factors” beginning on page 6 and other information included in this prospectus or incorporated by reference for a discussion of factors you should consider before making an investment decision.

OTC Bulletin Board symbol:	HPTO
_____________

(1)
As of September 19, 2013. This number excludes (i) 4,652,500 shares issuable upon the exercise of warrants held by the selling stockholders with respect to the shares of common stock being offered under this prospectus, (ii) an additional 12,852,500 shares issuable upon the exercise of additional warrants and (iii)12,411,253 shares of our common stock, which are issuable upon exercise of our outstanding options. An additional 3,654,294 shares are reserved for future grants under our stock option plans.

(2)	Includes 4,652,500 shares issuable upon the exercise of warrants held by the selling stockholders.

(3)
Based upon our issued and outstanding shares of common stock as of September 19, 2013 and assumes the exercise of all 4,652,500 shares issuable upon the exercise of warrants held by the selling stockholders that are being offered under this prospectus and that no other warrants or options are exercised.

RISK FACTORS

Investing in our securities involves a high degree of risk.  Before making a decision to invest in any of our securities, you should consider carefully the risk factors we describe in this prospectus, the risk factors incorporated by reference into this prospectus from our Form 10-K/A for the fiscal year ended December 31, 2012, and all of the information contained in or incorporated by reference into this prospectus. These risks are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may adversely affect us and your investment. If any of these risks or uncertainties materialize, our business, financial condition or results of operations could be materially adversely affected.

Risks Related to Our Business

We have a history of operating losses and expect these losses to continue, at least for the near future.

We have experienced significant operating losses since we began operations.  We incurred losses from continuing operations of $597,800 and $2,162,000 for the six-month periods ended June 30, 2013 and 2012, respectively. We expect to report an operating loss on a consolidated basis for the year ended December 31, 2013. In subsequent reporting periods, if revenues grow more slowly than anticipated, or if aggregate operating expenses exceed expectations, we will continue to be unprofitable.  Even if we become profitable, we may be unable to sustain such profitability.

hopTo is subject to the risks of new software products in development and any failure to successfully commercially launch hopTo could have a material negative impact on us.

During April 2013 we launched the first public release of hopTo through Apple’s App Store.  This release is targeted at Apple’s tablet devices, the iPad and the iPad Mini. Future releases will be targeted at other devices such as Apple’s iPhone, as well as competing devices such as those based on Google’s Android platform.  There is no assurance that we will be able to develop a commercially viable version of our hopTo product, or that we may be able to successfully penetrate into its perceived marketplace.  Any failure to develop a commercially viable version or to successfully penetrate into the market could have a material negative impact on our results of operations, financial position and cash flow.

hopTo is a new product in development.  As such it faces both development and market risks.  Our development timetable could be adversely impacted by technical challenges that take longer than expected to resolve or third party delays, such as qualification standards imposed by companies such as Apple Inc. in the administration of the Apple app store.  Even a successful and timely launch on app stores does not assure wide-scale adoption of a new product given the extremely competitive market for new productivity applications and the changing and difficult to ascertain demands of our target customers and users.  In addition, we must develop a successful pricing policy to economically benefit from our development investments.  Pricing policies are subject to considerable variation and require a high degree of judgment, and any significant failure to appropriately price our products could limit or even prevent our ability to effectively compete and profit from those products.

Weak economic conditions could adversely affect our business, results of operations, financial condition, and cash flows.

The current weak economic conditions, coupled with continued uncertainty as to its duration and severity, could negatively impact our current and prospective customers, resulting in delays or reductions in their technology purchases. As a result, we could experience fewer new orders, fewer renewals, longer sales cycles, the impact of the slower adoption of newer technologies, increased price competition, and downward pressure on our pricing during contract renewals, any of which could have a material and adverse impact on our business, results of operations, financial condition, and cash flows. These weak economic conditions also may negatively impact our ability to collect payment for outstanding debts owed to us by our customers or other parties with whom we do business. We cannot predict the timing or strength of any subsequent recovery that may occur.

Our revenue is typically generated from a limited number of significant customers.

A material portion of our revenue during any reporting period is typically generated from a limited number of significant customers, all of which are unrelated third parties.  We categorize our customers into three broad categories for revenue recognition purposes: stocking resellers, non-stocking resellers and direct end users. If any of our significant non-stocking resellers or direct end users reduce their order level or fail to order during a reporting period, our revenue could be materially adversely impacted because we recognize revenue on sales to these customers upon product delivery, assuming all other revenue recognition criteria have been met.

Our significant stocking resellers are typically independent software vendors (ISVs) who have bundled our products with theirs to sell as Web-enabled versions of their products. These customers maintain inventories of our products for resale, and we do not recognize revenue until our products are resold to end users, assuming all other revenue recognition criteria have been met. If these customers determine to maintain a lower level of inventory in the future and/or they are unable to sell their inventory to end users as quickly as they have in the past, our revenue and business could be materially adversely impacted.

If we are unable to develop new products and enhancements to our existing products, our business, results of operations, financial condition, and cash flows could be materially adversely impacted.

The market for our products and services is characterized by:

•	frequent new product and service introductions and enhancements;
•	rapid technological change;
•	evolving industry standards;
•	fluctuations in customer demand; and
•	changes in customer requirements.

Our future success depends on our ability to continually enhance our current products and develop and introduce new products that our customers choose to buy.  If we are unable to satisfy our customers’ demands and remain competitive with other products that could satisfy their needs by introducing new products and enhancements, our business, results of operations, financial condition, and cash flows could be materially adversely impacted.  Our future success could be hindered by, among other factors:

•	the amount of cash we have available to fund investment in new products and enhancements;
•	delays in our introduction of new products and/or enhancements of existing products;
•	delays in market acceptance of new products and/or enhancements of existing products; and
•	a competitor’s announcement of new products and/or product enhancements or technologies that could replace or shorten the life cycle of our existing products.

For example, sales of our GO-Global Windows Host software could be affected by the announcement from Microsoft of the intended release, and the subsequent actual release, of a new Windows-based operating system, or an upgrade to a previously released Windows-based operating system version. These new or upgraded systems may contain similar features to our products or they could contain architectural changes that would temporarily prevent our products from functioning properly within a Windows-based operating system environment.

Our operations consume cash and we may need to raise additional capital in the future to fund our continued operating needs.

As of June 30, 2013, our cash balance was $4,761,000, as compared with $3,960,600 as of December 31, 2012, an increase of $800,400, or 20.2%. The increase primarily resulted from the cash received from the exercise of warrants in the Exercise Agreement, which was partially offset by the cash used by our operating and investing activities.

Based on our cash on hand as of June 30, 2013, (including the approximately $2.55 million received from the exercise of warrants in the Exercise Agreement), and the anticipated revenue from our GO-Global products, we believe that we will have sufficient resources to support our operational plans for the next twelve months.

However, in order to fully execute on our business strategy for hopTo we will require additional capital resources.

There can be no assurance of increased revenue from existing product lines or new revenue from new product lines.  In addition, issuances of new capital stock would dilute existing stockholder and may give the purchasers of new capital stock additional rights, preferences and privileges relative to existing stockholders.  There can be no assurance that additional capital necessary for full execution of our hopTo business strategy will be available on a timely basis, on reasonable terms or at all.

Sales of products within our GO-Global product families are our only current source of revenue.

We anticipate that sales of products within our GO-Global product families, and related enhancements, will continue to be our only source of revenue for the foreseeable future.  The success, if any, of our new GO-Global products may depend on a number of factors, including market acceptance of the new GO-Global products and our ability to manage the risks associated with product introduction.  Declines in demand for our GO-Global products could occur as a result of, among other factors:

•	lack of success with our strategic partners;
•	new competitive product releases and updates to existing competitive products;
•	decreasing or stagnant information technology spending levels;
•	price competition;
•	technological changes; or
•	general economic conditions in the markets in which we operate.

If our customers do not continue to purchase GO-Global products as a result of these or other factors, our revenue would decrease and our results of operations, financial condition, and cash flows would be adversely affected.

Our operating results in one or more future periods are likely to fluctuate significantly and may fail to meet or exceed the expectations of investors.

Our operating results are likely to fluctuate significantly in the future on a quarterly and annual basis due to a number of factors, many of which are outside our control.  Factors that could cause our operating results and therefore our revenues to fluctuate include the following, among other factors:

•	our ability to maximize the revenue opportunities of our patents;
•	variations in the size of orders by our customers;
•	increased competition; and
•	the proportion of overall revenues derived from different sales channels such as distributors, original equipment manufacturers (OEMs) and others.

In addition, our royalty and license revenues are impacted by fluctuations in OEM licensing activity from quarter to quarter, which may involve one-time orders from non-recurring customers, or customers who order infrequently.  Our expense levels are based, in part, on expected future orders and sales; therefore, if orders and sales levels are below expectations, our operating results are likely to be materially adversely affected.  Additionally, because significant portions of our expenses are fixed, a reduction in sales levels may disproportionately affect our net income.  Also, we may reduce prices and/or increase spending in response to competition or to pursue new market opportunities.  Because of these factors, our operating results in one or more future periods may fail to meet or exceed the expectations of investors.  In that event, the trading price of our common stock would likely be adversely affected.

We will encounter challenges in recruiting, hiring and retaining new personnel and/or replacements for any members of key management or other personnel who depart.

Our success and business strategy is dependent in large part on our ability to attract and retain key management and other personnel in certain areas of our business.  If any of these employees were to leave, we would need to attract and retain replacements for them.  Without a successful replacement, the loss of the services of one or more key members of our management group and other key personnel could have a material adverse effect on our business. We do not have long-term employment agreements with any of our key personnel and any officer or other employee can terminate their relationship with us at any time. We may also need to add key personnel in the future, in order to successfully implement our business strategies. The market for such qualified personnel is highly competitive and it includes other potential employers whose financial resources for such qualified personnel are more substantial than ours. Consequently, we could find it difficult to attract, assimilate or retain such qualified personnel in sufficient numbers to successfully implement our business strategies.

Our failure to adequately protect our proprietary rights may adversely affect us.

Our commercial success is dependent, in large part, upon our ability to protect our proprietary rights.  We rely on a combination of patent, copyright and trademark laws, and on trade secrets and confidentiality provisions and other contractual provisions to protect our proprietary rights.  These measures afford only limited protection.  We cannot assure you that measures we have taken or may take in the future will be adequate to protect us from misappropriation or infringement of our intellectual property.  Despite our efforts to protect proprietary rights, it may be possible for unauthorized third parties to copy aspects of our products or obtain and use information that we regard as proprietary.  In addition, the laws of some foreign countries do not protect our intellectual property or other proprietary rights as fully as do the laws of the United States.  Furthermore, we cannot assure you that the existence of any proprietary rights will prevent the development of competitive products.  The infringement upon, or loss of, any proprietary rights, or the development of competitive products despite such proprietary rights, could have a material adverse effect on our business.

Our business significantly benefits from strategic relationships and there can be no assurance that such relationships will continue in the future.

Our business and strategy relies to a significant extent on our strategic relationships with other companies.  There is no assurance that we will be able to maintain or further develop any of these relationships or to replace them in the event any of these relationships are terminated.  In addition, any failure to renew or extend any license between any third party and us may adversely affect our business.

We rely on indirect distribution channels for our products and may not be able to retain existing reseller relationships or to develop new reseller relationships.

Our products are primarily sold through several distribution channels.  An integral part of our strategy is to strengthen our relationships with resellers such as OEMs, systems integrators, value added resellers (VARs), distributors and other vendors to encourage these parties to recommend or distribute our products and to add resellers both domestically and internationally.  We currently invest, and intend to continue to invest, significant resources to expand our sales and marketing capabilities.  We cannot assure you that we will be able to attract and/or retain resellers to market our products effectively.  Our inability to attract resellers and the loss of any current reseller relationships could have a material adverse effect on our business, results of operations, financial condition, and cash flows.  Additionally, we cannot assure you that resellers will devote enough resources to provide effective sales and marketing support to our products.

The market in which we participate is highly competitive and has more established competitors.

The market we participate in with GO-Global, and the one we intend to enter with hopTo, are intensely competitive, rapidly evolving and subject to continuous technological changes.  We expect competition to increase in each of these markets as other companies introduce additional competitive products.  In order to compete effectively, we must continually develop and market new and enhanced products and market those products at competitive prices.  As markets for our products continue to develop, additional companies, including companies in the computer hardware, software and networking industries with significant market presence, may enter the markets in which we compete and further intensify competition.  A number of our current and potential competitors have longer operating histories, greater name recognition and significantly greater financial, sales, technical, marketing and other resources than we do.  We cannot give any assurance that our competitors will not develop and market competitive products that will offer superior price or performance features, or that new competitors will not enter our markets and offer such products.  We believe that we will need to invest significant financial resources in research and development to remain competitive in the future in each of the markets in which we compete.  Such financial resources may not be available to us at the time or times that we need them, or upon terms acceptable to us, or at all.  We cannot assure you that we will be able to establish and maintain a significant market position in the face of our competition and our failure to do so would adversely affect our business.

Risks Related to Our Common Stock

Our stock is thinly traded and its price has been historically volatile.

Our stock is thinly traded. As such, holders of our stock are subject to a high risk of illiquidity, e.g., you may not be able to sell as many shares at the price you would like, or you may not be able to purchase as many shares at the price you would like, due to the low average daily trading volume of our stock. Additionally, the market price of our stock has historically been volatile; it has fluctuated significantly to date.  The trading price of our stock is likely to continue to be highly volatile and subject to wide fluctuations.  Your investment in our stock could lose some or all of its value.

Future sales of our common stock could adversely affect its price and our future capital-raising activities, and could involve the issuance of additional equity securities, which would dilute current shareholder investments in our common stock and could result in lowering the trading price of our common stock.

We may sell securities in the public or private equity markets if and when conditions are favorable.  Sales of substantial amounts of common stock, or the perception that such sales could occur, could adversely affect the prevailing market price of our common stock and our ability to raise capital.  We may issue additional common stock in future financing transactions or as incentive compensation for our management team and other key personnel, consultants and advisors. Issuing any equity securities would be dilutive to the equity interests represented by our then-outstanding shares of common stock. The market price for our common stock could decrease as the market takes into account the dilutive effect of any of these issuances. Furthermore, we may enter into financing transactions and issue securities with rights and preferences senior to the rights and preferences of our common stock, and we may issue securities at prices that represent a substantial discount to the market price of our common stock.  A negative reaction by investors and securities analysts to any discounted sale of our equity securities could result in a decline in the trading price of our common stock.

We have a significant number of outstanding warrants and options, and future sales of these shares could adversely affect the market price of our common stock.

As of June 30, 2013 and December 31, 2012, we had outstanding warrants for an aggregate of 18,057,500 and 23,075,000 shares of common stock, respectively, at weighted average exercise prices of $0.43 and $0.25 per share, respectively.  As of June 30, 2013 and December 31, 2012, we had outstanding options exercisable for an aggregate of 13,134,398 and 14,174,000 shares of common stock, respectively, at weighted average exercise prices of $0.20 and $0.20 per share, respectively.  The holders may sell these shares exercisable under warrants or options in the public markets from time to time. In addition, as our stock price rises, more outstanding warrants and options will be “in-the-money” and the holders may exercise their warrants and options and sell a large number of shares. This could cause the market price of our common stock to decline.

Our common stock is quoted on the FINRA OTC Bulletin Board, which may have an unfavorable impact on our stock price and liquidity.

Our common stock is currently quoted under the symbol “HPTO” on the FINRA OTC Bulletin Board market (“OTC Bulletin Board”) operated by FINRA (Financial Industry Regulatory Authority).  The OTC Bulletin Board is not a “national securities exchange,” nor does it have any listing standards to which we are bound, and in general is a significantly more limited market than the markets operated by the New York Stock Exchange and NASDAQ.  The quotation of our shares on the OTC Bulletin Board could result in a less liquid market being available for existing and potential stockholders to trade shares of our common stock, which could depress the trading price of our common stock and have long-term adverse impact on our ability to raise capital in the future. Because of the limited trading market for our common stock, and because of the significant price volatility, investors may not be able to sell their shares of common stock when they want to do so.

We have never paid dividends on our common stock, and we do not anticipate paying any cash dividends in the foreseeable future.

We have never declared or paid dividends on our common stock, nor do we anticipate paying any cash dividends for the foreseeable future.  We currently intend to retain future earnings, if any, to finance the operations and expansion of our business.  Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon the earnings, financial condition, operating results, capital requirements and other factors as deemed necessary by the board of directors.

FINRA’s sales practice requirements may also limit a stockholder's ability to buy and sell our stock.

FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer.  Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. FINRA’s requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares.

Provisions in our amended and restated certificate of incorporation and second amended and restated bylaws and applicable Delaware law may prevent or discourage third parties or our stockholders from attempting to replace our management or influencing significant decisions.

Provisions in our amended and restated certificate of incorporation and second amended and restated bylaws may have the effect of delaying or preventing a change in control of our company or our management, even if doing so would be beneficial to our stockholders.  These provisions include authorizing our board of directors to issue preferred stock without stockholder approval and limiting the persons who may call special meetings of stockholders and providing that stockholders cannot take action by written consent in lieu of a meeting.  As a Delaware corporation, we are also subject to section 203 of the Delaware General Corporation Law (“DGCL”), which among other things, and subject to various exceptions, restricts against certain business transactions between a corporation and a stockholder owning 15% or more of the corporation’s outstanding voting stock (“an interested stockholder”) for a period of three years from the date the stockholder becomes an interested stockholder unless our board of directors approved the holder’s acquisition of our stock in advance.  See “Description of Our Securities – Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Charter Documents.”   Together, these charter and statutory provisions could make the removal of management more difficult and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our common stock.

A large number of shares may be sold in the market as part of or following this offering, which may depress the market price of our common stock.

A large number of shares may be sold in the market following this offering, which may depress the market price of our common stock. Sales of a substantial number of shares of our common stock in the public market following this offering could cause the market price of our common stock to decline. If there are more shares of common stock offered for sale than buyers are willing to purchase, then the market price of our common stock may decline to a market price at which buyers are willing to purchase the offered shares.

As of September 19, 2013, we had 99,786,688 shares of our common stock outstanding.  Upon completion of this offering and assuming the sale of all 4,652,500 shares of our common stock offered by the selling stockholders pursuant to this prospectus (after giving effect to the exercise of 4,652,500 shares issuable upon exercise of warrants held by the selling stockholders and assuming no other warrants or options are exercised), we will have approximately 104,439,188 shares of our common stock outstanding.

USE OF PROCEEDS

We will not receive any proceeds from the sale or other disposition of the shares of common stock offered by the selling stockholders. We will, however, receive the exercise price of any warrants exercised for cash. To the extent that we receive cash upon exercise of any warrants, we expect to use that cash for working capital and general corporate purposes.

PRICE RANGE OF OUR COMMON STOCK

Our common stock is quoted on the OTC Bulletin Board under the symbol “HPTO”.

The following table sets forth, for the periods indicated, the high and low closing sales price of our common stock.

	High	Low
2013:
First Quarter	$0.63	$0.26
Second Quarter	0.74	0.27
Third Quarter (through September 19, 2013)	0.51	0.31
2012:
First Quarter	$0.22	$0.17
Second Quarter	0.18	0.13
Third Quarter	0.30	0.14
Fourth Quarter	0.40	0.22
2011:
First Quarter	$0.16	$0.05
Second Quarter	0.22	0.13
Third Quarter	0.28	0.11
Fourth Quarter	0.24	0.17

The above quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

On September 19, 2013, there were 158 holders of record of our common stock. The number of record holders of our common stock does not include beneficial owners holding shares through nominee names.

On September 19, 2013, the closing sales price of our common stock was $0.50 per share.

DIVIDEND POLICY

We have never declared or paid dividends on our common stock, nor do we anticipate paying any cash dividends for the foreseeable future.  We currently intend to retain future earnings, if any, to finance the operations and expansion of our business.  Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon the earnings, financial condition, operating results, capital requirements and other factors as deemed necessary by the board of directors.

SELLING STOCKHOLDERS

This prospectus relates to our registration on behalf of the selling shareholders of an aggregate of 4,652,500 shares of our common stock, all of which are issuable upon exercise of warrants to purchase common stock.

On  June 17, 2013, we entered into, and subsequently consummated, an Exercise Agreement (the “Exercise Agreement”) with five of the largest investors in our September 1, 2011 private placement of common stock and warrants (the “2011 Transaction”), providing for the exercise for cash by such investors of warrants to purchase an aggregate of 9 million shares of our common stock.  We received cash proceeds of $2.34 million as a result of the warrants exercised.  In consideration for the early exercise of these warrants, we issued to the exercising holders an aggregate of 4.5 million new warrants to purchase common stock at an exercise price of $1.00 per warrant, with a term of five years from issuance (the “New Warrants”).  On August 9, 2013, we consummated an offer to exercise warrants (the “Offer to Exercise”) made to holders of warrants issued in the 2011 Transaction who were not parties to the Exercise Agreement.  We were obligated to conduct the Offer to Exercise under the terms of the Exercise Agreement.  In connection with the Offer to Exercise, warrants to purchase an aggregate of 305,000 shares of our common stock were exercised for which we received cash proceeds of $64,000 and we issued to participating warrant holders an aggregate of 152,500 New Warrants.

We are registering the shares of our common stock underlying the New Warrants as required by the terms of a registration rights agreement entered into between us and these selling stockholders in connection with the Exercise Agreement and the Offer to Exercise. We have agreed to pay all expenses and costs to comply with our obligation to register the selling stockholders’ shares of common stock. We have also agreed to indemnify and hold harmless the selling stockholders against certain losses, claims, damages or liabilities, joint or several, arising under the Securities Act.

The information in the table and the footnotes to the table have been provided to us by the selling stockholders. The last column of this table assumes the sale of all of the shares of common stock offered by this prospectus.  The registration of the offered shares does not mean that any or all of the selling stockholders will offer or sell any of these shares. Each selling stockholder’s percentage of ownership of our outstanding shares in the table below, calculated as of September 19, 2013, is based upon 99,786,688 shares of common stock outstanding and as further adjusted to give effect to the offering as noted in the footnotes in the table below.  Except as set forth in the notes to this table, there is not nor has there been a material relationship between us and any of the selling stockholders within the past three years.

			Shares Beneficially Owned After Offering (2)
Name of Selling Stockholder	Number of Shares Beneficially Owned	Common Stock Offered by Selling Stockholder (1)	Number	Percent
Austin Marxe and David Greenhouse (3) (4)	9,676,000	1,375,000	8,301,000	7.9%
David R. Wilmerding, III	9,750,000	1,250,000	8,500,000	8.1%
Neal Goldman	1,750,000	250,000	1,500,000	1.4%
James Tierney	175,000	25,000	150,000	*
Jon C. Baker Family, LLC (5)	9,420,000	1,250,000	8,170,000	7.8%
London Family Trust, Robert S. London TTEE (6)	2,625,000	375,000	2,250,000	2.2%
Peter Conley	1,257,500	127,500	1,130,000	1.1%
_____________

*	Denotes less than 1%

(1)	All of such shares being offered under this prospectus are issuable upon exercise of warrants owned by the selling shareholder.

(2)
Assumes 104,439,188 shares of common stock outstanding following completion of this offering, based on (i) 99,786,688 shares of common stock outstanding as of September 19, 2013 and (ii) assumes no other shares of common stock are issued by the Company or exercised under other warrants or options for common stock.

(3)	Shares are beneficially owned through Special Situations Technology Fund, L.P and Special Situations Technology Fund II, L.P.

(4)	Based on information contained in a Schedule 13G filed by Austin Marxe and David Greenhouse on February 13, 2013, such stockholders have shared voting and dispositive power over shares of common stock held by Special Situations Technology Fund, L.P. and Special Situations Technology Fund II, L.P. Includes 1,375,000 shares of common stock issuable upon the exercise of outstanding warrants.

(5)	Jon Baker has voting and dispositive power over such shares.

(6)	Robert London has voting and dispositive power over such shares.

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions.  These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	short sales effected after the date the registration statement of which this Prospectus is part is declared effective by the SEC;
•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
•	broker-dealers may agree with the selling stockholders to sell a specified number of each shares at a stipulated price per share;
•	a combination of any such methods of sale; and
•	any other method permitted by applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.  The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any.  Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents.  We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants and we intend to use such proceeds, if any, for working capital and general corporate purposes.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be "underwriters" within the meaning of Section 2(11) of the Securities Act.  Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act.  Selling stockholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers.  In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates.  In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.  The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been  sold or (2) the date on which all of the shares may be sold without restriction pursuant to Rule 144 of the Securities Act.

DESCRIPTION OF OUR SECURITIES

The following is a brief description of our capital stock. This summary does not purport to be complete in all respects. This description is subject to and qualified entirely by the terms of our amended and restated certificate of incorporation, as amended, or our certificate of incorporation, and our second amended and restated bylaws, or our bylaws, copies of which have been filed with the SEC and are also available upon request from us, and is also qualified by the General Corporation Law of the State of Delaware.

Common Stock

We are currently authorized to issue up to 195,000,000 shares of our common stock, $0.0001 par value, and 5,000,000 shares of preferred stock, $0.01 par value. As of September 19, 2013, 99,786,688 shares of our common stock were issued and outstanding, and held of record by 158 persons and no shares of preferred stock were issued and outstanding. We estimate that there are approximately 4,683 beneficial owners of our common stock.

Holders of shares of our common stock are entitled to such dividends as may be declared from time to time by the board in its discretion, on a ratable basis, out of funds legally available therefrom, and to a pro rata share of all assets available for distribution upon liquidation, dissolution or other winding up of our affairs. All of the outstanding shares of our common stock are fully paid and non-assessable.

Warrants

The material terms of the warrants issued by the Company are as follows:

•	warrants to purchase an aggregate of 4,500,000 shares of our common stock are exercisable at $1.00 per share and expire on June 17, 2018; and

•	warrants to purchase an aggregate 152,500 shares of our common stock are exercisable at $1.00 per share and expire on August 9, 2018; and

•	warrants to purchase an aggregate of 10,012,500 shares of our common stock are exercisable at $0.26 per share and expire on September 1, 2016; and

•	warrants to purchase an aggregate of 2,840,000 shares of our common stock are exercisable at $0.20 per share and expire on September 1, 2016; and

•	warrants to purchase an aggregate 400,000 shares of our common stock are exercisable at $0.26 per share and expire on October 11, 2016.

The exercise prices of the warrants are subject to adjustment upon the occurrence of certain events, such as a split-up or combination of our common stock and a reorganization or merger to which we are a party. In addition, the exercise prices of warrants issued to purchase an aggregate of 5,270,000 shares of our common stock are also subject to adjustment upon the issuance of our common stock at a price below the exercise price of such warrants.

Preferred Stock

Our certificate of incorporation permits us to issue up to 5,000,000 shares of preferred stock in one or more series and with rights and preferences that may be fixed or designated by our board of directors without any further action by our stockholders. We currently have no shares of preferred stock outstanding.

Subject to the limitations prescribed in our certificate of incorporation and under Delaware law, our certificate of incorporation authorizes the board of directors, from time to time by resolution and without further stockholder action, to provide for the issuance of shares of preferred stock, in one or more series, and to fix the designation, powers, preferences and other rights of the shares and to fix the qualifications, limitations and restrictions thereof. Although our board of directors has no present intention to issue any additional preferred stock, the issuance of preferred stock could adversely affect the rights of holders of our common stock, including with respect to voting, dividends and liquidation, by issuing shares of preferred stock with certain voting, conversion and/or redemption rights. Such issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Charter Documents

The following is a summary of certain provisions of Delaware law, our certificate of incorporation and our bylaws. This summary does not purport to be complete and is qualified in its entirety by reference to the corporate law of Delaware and our certificate of incorporation and bylaws.

Effect of Delaware Anti-Takeover Statute. We are subject to the provisions of section 203 of the Delaware law. Section 203 prohibits publicly held Delaware corporations from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock. These provisions could have the effect of delaying, deferring or preventing a change of control of us or reducing the price that certain investors might be willing to pay in the future for shares of our common stock.

Classified Board of Directors; Removal. Pursuant to our certificate of incorporation, the number of directors is fixed by our board of directors. Our directors are divided into three classes, each class to serve a three-year term and to consist as nearly as possible of one third of the total number of directors.  Vacancies on our board of directors may be filled by a majority of the remaining members of the board of directors, even if less than a quorum, and a director may only be removed from office by stockholders upon the approval of holders of at least 66 2/3% of the outstanding shares entitled to vote at an election of directors.

Stockholder Meetings; Bylaws.  Our certificate of incorporation provides that any action taken by our stockholders must be effected at an annual or special meeting of stockholders and may not be taken by written consent instead of a meeting.  In addition, our certificate of incorporation provides that a special meeting of stockholders may be called only by the board of directors or the holders of at least 50% of the outstanding shares of capital stock.  Our bylaws may be amended either by the board of directors or the holders of at least 66 2/3% of the entitled to vote at an election of directors.

Limitation of Liability

As permitted by the General Corporation Law of the State of Delaware, our certificate of incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under section 174 of the Delaware law, relating to unlawful payment of dividends or unlawful stock purchases or redemption of stock; and

•	for any transaction from which the director derives an improper personal benefit.

As a result of this provision, we and our stockholders may be unable to obtain monetary damages from a director for breach of his or her duty of care.

Our certificate of incorporation provides for the indemnification of our directors and officers to the fullest extent authorized by, and subject to the conditions set forth in the Delaware law.

Transfer Agent

The transfer agent for our common stock is American Stock Transfer & Trust Company, 6201 15th Avenue, Brooklyn, New York 10038.

LEGAL MATTERS

The validity of the common stock being offered hereby has been passed upon by Manatt, Phelps & Phillips, LLP, Los Angeles, California.

EXPERTS

The consolidated financial statements of the Company at December 31, 2012 and 2011 for each of the years in the two-year period ended December 31, 2012, have been incorporated by reference in this prospectus in reliance upon the report of Macias Gini & O’Connell LLP, independent registered public accounting firm, incorporated by reference in this prospectus and upon authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934 and, therefore, we file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. Copies of such periodic reports, proxy statements and other information are available for inspection without charge at the public reference room maintained by the SEC, located at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of these filings may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference the information we have filed with it, which means that we can disclose important information to you by referring you to those documents. Our SEC File Number is 000-21683. The information incorporated by reference is considered to be part of this prospectus. The documents we are incorporating by reference are as follows (excluding any document, or portion thereof, to the extent such disclosure is furnished and not filed):

•	our Annual Report on Form 10-K for the year ended December 31, 2012, filed with the SEC on April 1, 2013, as amended by Amendment No. 1 to our Annual Report on Form 10-K filed with the SEC on April 12, 2013;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2013, filed with the SEC on August 14, 2013;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2013, filed with the SEC on May 14, 2013;

•	our Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 19, 2013, as amended by an Amendment No. 1 filed with the SEC on May 22, 2013;

•	our Current Report on Form 8-K, filed with the SEC on September 10, 2013;

•	our Current Report on Form 8-K, filed with the SEC on August 27, 2013;

•	our Current Report on Form 8-K, filed with the SEC on July 2, 2013;

•	our Current Report on Form 8-K, filed with the SEC on June 24, 2013;

•	our Current Report on Form 8-K, filed with the SEC on June 19, 2013;

•	our Current Report on Form 8-K, filed with the SEC on June 4, 2013;

•	our Current Report on Form 8-K, filed with the SEC on April 3, 2013;

•	our Current Report on Form 8-K, filed with the SEC on February 27, 2013;

•	our Current Report on Form 8-K, filed with the SEC on February 19, 2013;

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes such prior statement.

We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request, a copy of any or all of the foregoing documents which we incorporate by reference in this prospectus (not including exhibits to such documents unless such exhibits are specifically incorporated by reference to such documents). Requests should be directed to: hopTo Inc., 1901 S. Bascom Avenue, Suite 660, Campbell, CA 95008; our phone number is 1-800- 472-7466.

HOPTO INC.

PROSPECTUS

4,652,500 shares of
Common Stock

                         , 2013

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth various expenses that will be incurred in connection with this offering as it relates to this Registration Statement:

SEC Filing Fee	$286
Legal Fees and Expenses	20,000	*
Accounting Fees and Expenses	10,000	*
Printing Expenses	1,000	*
Miscellaneous Expenses	714	*
Total	$32,000	*

*	Estimated

Item 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee of or agent of such corporation. The statute provides that it is not exclusive of other rights to which those seeking indemnification may be entitled under any by-law, agreement, or vote of stockholders or disinterested directors or otherwise.  Our certificate of incorporation and bylaws provide for the indemnification of our directors and officers to the fullest extent authorized by, and subject to the conditions set forth in the Delaware law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation for certain limitations on a director being personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.   The Company’s certificate of incorporation provides for such elimination of liability to provide that the Company’s directors shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to the Company or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under section 174 of the Delaware law, relating to unlawful payment of dividends or unlawful stock purchases or redemption of stock; and

•	for any transaction from which the director derives an improper personal benefit.

As a result of this provision, the Company and its stockholders may be unable to obtain monetary damages from a director for breach of his or her duty of care.

Item 15.	Recent Sales of Unregistered Securities

On August 9, 2013, we consummated an offer to exercise warrants (the “Offer to Exercise”) made to holders of warrants issued in the 2011 Transaction who were not parties to the Exercise Agreement.  We were obligated to conduct the Offer to Exercise.  In connection with the Offer to Exercise, warrants to purchase an aggregate of 305,000 shares of our common stock were exercised for which we received cash proceeds of $64,000.  In consideration for the early exercise of these warrants, we issued an aggregate of 152,500 New Warrants at an exercise price of $1.00 per warrant, with a term of five years from issuance.   Each of the warrant holders represented to us that there were “accredited investors.”  The issuance of such common stock upon exercise and the issuance of the New Warrants was not registered under the Securities Act of 1933 because such securities were offered and sold in transactions not involving a public offering, exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) and in compliance with Rule 506 thereunder.

On June 17, 2013, we entered into, and subsequently consummated, an Exercise Agreement (the “Exercise Agreement”) with five of the largest investors in our September 1, 2011 private placement of common stock and warrants (the “2011 Transaction”), providing for the exercise for cash by such investors of warrants to purchase an aggregate of 9 million shares of our common stock.  We received cash proceeds of $2.34 million as a result of the warrants exercised. In consideration for the early exercise of these warrants, we issued to the exercising holders an aggregate of 4.5 million new warrants to purchase common stock at an exercise price of $1.00 per warrant, with a term of five years from issuance (the “New Warrants”).  Each of the warrant holders represented to us that there were “accredited investors.”  The issuance of such common stock upon exercise and the issuance of the New Warrants was not registered under the Securities Act of 1933 because such securities were offered and sold in transactions not involving a public offering, exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) and in compliance with Rule 506 thereunder.

During the three-month period ended December 31, 2011, we issued a five-year warrant to purchase up to 400,000 shares of our common stock at an initial price of $0.26 per share to ipCapital Group, Inc., an affiliate of John Cronin, who is one of our directors. The warrant began vesting and became exercisable to the extent of 200,000 of these shares in three equal annual installments commencing on October 11, 2012. The remaining 200,000 shares vested and became exercisable during 2012 once ipCapital completed all of the services that we had requested them to perform under the engagement agreement prior to signing the various addendums thereto. The grant of such warrant was not registered under the Securities Act of 1933, because the warrant was offered and sold in a transaction not involving a public offering, exempt from registration under the Securities Act pursuant to section 4(2).

During September and October 2011, we offered to exchange certain options having an exercise price greater than $0.20 per share for new options upon the terms and conditions described in an offer to exchange that was filed with the SEC. During the three-month period ended December 31, 2011, we granted our employees and directors pursuant to the terms of this offer to exchange an aggregate of 3,447,500 new options at an exercise price of $0.202 per share in exchange for the tendered options.  The grant of such stock options was not registered under the Securities Act of 1933, because the stock options were offered and sold in a transaction not involving a public offering, exempt from registration under the Securities Act pursuant to section 4(2) and/or section 3(a)(9).

On September 1, 2011, we issued 35,500,000 shares of our common stock at $0.20 per share to 33 accredited investors for an aggregate purchase price of $7.1 million. We also issued to the investors for no additional consideration warrants to purchase an aggregate of 17,750,000 shares of common stock at an exercise price of $0.26 per share. We issued to the placement agent of this transaction a warrant to purchase 3,550,000 shares of common stock exercisable at an exercise price of $0.20 per share and a warrant to purchase 1,775,000 shares of common stock exercisable at an exercise price of $0.26 per share. Each of the warrants is exercisable between September 1, 2011 and September 1, 2016. The issuance of such common stock and warrants was not registered under the Securities Act of 1933 because such securities were offered and sold in transactions not involving a public offering, exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) and in compliance with Rule 506 thereunder.

Item 16.	Exhibits

(a)             Exhibits.  The exhibits are incorporated by reference from the Exhibit Index attached hereto.

Item 17.	Undertakings

The undersigned registrant hereby undertakes:

(1)                To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(b)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(c)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)               That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)              To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)              That each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede of modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Campbell, State of California, on the 23rd day of September, 2013.

HOPTO INC.

By:	/s/ ROBERT L. DIXON
Robert L. Dixon, Vice President of Finance and Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

POWER OF ATTORNEY

SIGNATURE	TITLE	DATE

/s/ ELDAD EILAM	Chief Executive Officer, President and Director	September 23, 2013
Eldad Eilam	(Principal Executive Officer)

/s/ ROBERT L. DIXON	Vice President of Finance and Secretary	September 23, 2013
Robert L. Dixon	(Principal Financial Officer and Principal Accounting Officer)

*
Steven Ledger	Chairman of the Board	September 23, 2013

*
Sam M. Auriemma	Director	September 23, 2013

*
Michael A. Brochu	Director	September 23, 2013

*
John Cronin	Director	September 23, 2013

* By: /s/ ROBERT L. DIXON
Robert L. Dixon
Attorney-in-fact.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
3.1	Amended and Restated Certificate of Incorporation of Registrant, as amended (1)
3.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation of GraphOn Corporation (20)
3.3	Second Amended and Restated Bylaws of Registrant (2)
4.1	Form of certificate evidencing shares of common stock of Registrant (3)
4.2	Form of Warrant issued on September 1, 2011 (4)
4.3	Warrant to Purchase Common Stock, dated October 11, 2011 (5)
4.4	Exercise Agreement, dated June 17, 2013 (including Allonge to 2011 warrants) (18)
4.5	Form of New Warrant (18)
4.6	Registration Rights Agreement, dated June 17, 2013 (18)
5.1	Opinion of Manatt, Phelps & Phillips, LLP***
10.1*	Restricted Stock Agreement (1 of 2) with Eldad Eilam dated August 15, 2012 (10)
10.2*	Restricted Stock Agreement (2 of 2) with Eldad Eilam dated August 15, 2012 (10)
10.3*	Restricted Stock Agreement with Christoph Berlin dated August 15, 2012 (10)
10.4*	Restricted Stock Agreement with Robert Dixon dated August 15, 2012 (10)
10.5	Separation Agreement, dated April 12, 2012, between Registrant and Robert Dilworth (6)
10.6	Release, dated April 12, 2012, between Registrant and Robert Dilworth (6)
10.7*	1998 Stock Option/Stock Issuance Plan of Registrant (7)
10.8	Supplemental Stock Option Agreement, dated as of June 23, 2000 (7)
10.9*	2005 Equity Incentive Plan (8)
10.10*	2008 Equity Incentive Plan, as Amended (9)
10.11*	Employment Agreement, dated August 21, 2013, by and between Registrant and Eldad Eilam (19)
10.12*	Director Severance Plan (11)
10.13*	Key Employee Severance Plan (11)
10.14	Securities Purchase Agreement, dated September 1, 2011 (4)
10.15	Form of Registration Rights Agreement, dated September 1, 2011 (4)
10.16(a)*	Engagement Agreement, dated October 11, 2011, by and between Registrant and ipCapital Group, Inc. (5)
10.16(b)*	First Addendum to the Engagement Agreement by and between Registrant and ipCapital Group, Inc., dated as of November 7, 2011 (12)
10.16(c)*	Second Addendum to the Engagement Agreement by and between Registrant and ipCapital Group, Inc., dated as of November 14, 2011 (12)
10.16(d)*	Third Addendum to the Engagement Agreement by and between Registrant and ipCapital Group, Inc., dated as of January 20, 2012 (13)
10.17	Office Lease between Registrant and CA-Pruneyard Limited Partnership, dated as of December 19, 2011 (17)
10.18*	Consulting Agreement, dated February 1, 2012, by and between Registrant and Steven Ledger/Tamalpais Partners LLC (17)
10.19*	Amendment to Consulting Agreement, by and between Registrant and Steven Ledger/Tamalpais Partners LLC, dated August 1, 2013 (19)
10.20	Intellectual Property Brokerage Agreement by and between Registrant and ipCapital Licensing Company I, LLC, dated as of February 4, 2013 (15)
10.21*	Consulting Agreement, dated March 29, 2013, by and between Registrant and Gordon Watson (16)
21.1	Subsidiaries of Registrant (14)
23.1	Consent of Macias Gini & O’Connell LLP**
23.2	Consent of Manatt, Phelps & Phillips, LLP (contained in their opinion included under Exhibit 5.1)***

*	Management or compensatory plan or arrangement.

**	Filed herewith.

***	Previously filed.

(1)	Filed on April 2, 2007 as an exhibit to Registrant’s Annual Report on Form 10-KSB for the year ended December 31, 2006, and incorporated herein by reference.
___________________________

(2)	Filed on March 31, 2010 as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009, and incorporated herein by reference.

(3)	Filed on September 19, 1996 as an exhibit to the Registrant’s Registration Statement on Form S-1 (File No. 333-11165), and incorporated herein by reference.

(4)	Filed on September 8, 2011 as an exhibit to the Registrant’s Current Report on Form 8-K, dated September 1, 2011, and incorporated herein by reference.

(5)	Filed on October 13, 2011 as an exhibit to the Registrant’s Current Report on Form 8-K, dated October 11, 2011, and incorporated herein by reference.

(6)	Filed on May 21, 2012 as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012, and incorporated herein by reference.

(7)	Filed on June 23, 2000 as an exhibit to the Registrant’s Registration Statement on Form S-8 (File No. 333-40174) and incorporated herein by reference.

(8)	Filed on November 25, 2005 as an exhibit to the Registrant’s definitive Proxy Statement for the Registrant’s 2005 Annual Meeting, and incorporated herein by reference.

(9)	Filed on September 29, 2011 as an exhibit to the Registrant's Registration Statement on Form S-8 (File No. 333-177069) and incorporated herein by reference.

(10)	Filed on November 14, 2012 as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the quarterly reporting period ended September 30, 2012, and incorporated herein by reference.

(11)	Filed on November 14, 2011 as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, and incorporated herein by reference.

(12)	Filed on November 23, 2011 as an exhibit to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1, and incorporated herein by reference.

(13)	Filed on February 14, 2012 as an exhibit to the Registrant’s Current Report on Form 8-K and incorporated herein by reference.

(14)	Filed on March 31, 2009 as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008, and incorporated herein by reference.

(15)	Filed on February 19, 2012 as an exhibit to the Registrant’s Current Report on Form 8-K, and incorporated herein by reference.

(16)	Filed on April 3, 2013 as an exhibit to the Registrant’s Current Report on Form 8-K, dated March 29, 2011, and incorporated herein by reference.

(17)	Filed on April 16, 2012 as an exhibit to Registrant’s Annual Report on Form 10-K for the year ended December 31, 2011, and incorporated herein by reference.

(18)	Filed on June 24, 2013 as an exhibit to the Registrant’s Current Report on Form 8-K, dated June 17, 2013, and incorporated herein by reference.

(19)	Filed on August 27, 2013 as an exhibit to the Registrant’s Current Report on Form 8-K, dated August 21, 2013, and incorporated herein by reference.

(20)	Filed on September 10, 2013 as an exhibit to the Registrant’s Current Report on Form 8-K, dated September 9, 2013, and incorporated herein by reference.